Exhibit 12.1

WPX Energy, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended
		Years Ended December 31,
	March 31, 2015	2014	2013	2012	2011	2010
	(Millions)
Earnings:
Income (loss) from continuing operations before income taxes	$35	$204	$(1,728)	$(258)	$181	$(886)
Less: Equity earnings, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	(1)	(5)	(4)	(4)	(4)	(4)

Income (loss) from continuing operations before income taxes and equity earnings	34	199	(1,732)	(262)	177	(890)
Add:
Fixed charges:
Interest accrued, including proportionate share from 50% owned investees and unconsolidated majority-owned investees (a)	33	123	108	102	118	124
Rental expense representative of interest factor	2	6	5	5	3	4

Total fixed charges	35	129	113	107	121	128
Distributed income of equity-method investees, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	1	4	3	4	4	4
Less:
Capitalized interest	(1)	(2)	(1)	(2)	(1)	(1)
Total (losses) earnings as adjusted	$69	$330	$(1,617)	$(153)	$301	$(759)

Fixed charges	$35	$129	$113	$107	$121	$128

Ratio of earnings to fixed charges	1.97	2.56	(b )	(c )	2.49	(d )

(a)	Does not include interest related to income taxes, including interest related to liabilities for uncertain tax positions, which is included in provision (benefit) for income taxes in our Consolidated Statements of Operations.
(b)	Earnings are inadequate to cover fixed charges by $1,730 million.
(c)	Earnings are inadequate to cover fixed charges by $260 million.
(d)	Earnings are inadequate to cover fixed charges by $887 million.